

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

December 9, 2008

Mr. Scott D. Wilson
Principal Financial Officer
El Paso Electric Company
Stanton Tower, 100 North Stanton
El Paso, TX 79901

> **Re:** **El Paso Electric Company**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Filed August 7, 2008**
> **File No. 1-14206**

Dear Mr. Wilson:

We have reviewed your response letter filed on October 27, 2008 to our comment letter dated September 25, 2008 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Note K. Financial Instruments and Investments, page 28

1.   We have reviewed your response to comment 6 in our letter dated September 25, 2008 and note your disclosure on page 28 indicating that you engaged a consulting firm specializing in securities valuation to determine the fair value of your auction rate securities. Since it appears you may incorporate by reference your Form 10-Q in registration statements on Form S-3 and S-8, you may have to name and file the written consent of the third-party appraiser you reference. In this regard, please explain the nature and extent of the consulting firm's involvement in your decision-making process as it relates to the valuation of these securities. Alternatively, you may remove the reference to the consulting firm. If you do not believe a consent is required, please explain in detail. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 or Sarah Goldberg (Assistant Chief Accountant) at (202) 551-3340 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief